Exhibit 99.1

Press Announcement: Spotify Announces CFO Transition March 31, 2024

Spotify Technology S.A. (NYSE: SPOT) today announced its Chief Financial Officer, Paul Vogel will be leaving the company on March 31, 2024. The company has launched an external search for his successor. In the interim, Ben Kung, Vice President of Financial Planning and Analysis, will take on expanded responsibilities to support the company’s realignment of its financial leadership team.

“Spotify has embarked on an evolution over the last two years to bring our spending more in line with market expectations while also funding the significant growth opportunities we continue to identify. I’ve talked a lot with Paul about the need to balance these two objectives carefully. Over time, we’ve come to the conclusion that Spotify is entering a new phase and needs a CFO with a different mix of experiences. As a result, we’ve decided to part ways, but I am very appreciative of the steady hand Paul has provided in supporting the expansion of our business through a global pandemic and unprecedented economic uncertainty,” shared Daniel Ek, Founder, Chief Executive Officer and Chairman of the Board of Directors. Ek continued, “As we initiate the search for a new leader, we do so from a position of strength. I am enormously proud of the strides we’ve made as a company. We are on track to deliver against the goals we outlined at our Investor Day and our recent actions will help us accelerate these efforts. We look forward to tapping a strong financial leader as our next CFO and I will share more details soon.”

About Spotify Technology S.A.
Spotify’s platform revolutionized music listening forever when we launched in 2008. Today, more listeners than ever can discover, manage and enjoy over 100 million tracks, 5 million podcasts titles, and 350,000 audiobooks a la carte on Spotify. We are the world’s most popular audio streaming subscription service with more than 574 million users, including 226 million subscribers across 184 markets.

Forward Looking Statements
This press release contains forward-looking statements about our business and operations. The Company’s forward-looking statements are mainly based on the Company’s current expectations and estimates of future events and trends, which affect or may affect the Company’s businesses and operations. Although the Company believes that these forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to the Company. Many important factors may adversely affect the Company’s results as indicated in forward-looking statements. A detailed discussion of these factors that could cause actual results and events to differ materially from the Company’s forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed with the SEC on February 2, 2023, as updated by subsequently filed reports with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this report.

Investor Relations:
Bryan Goldberg
Lauren Katzen
ir@spotify.com
investors.spotify.com

Public Relations:
Dustee Jenkins
press@spotify.com